82-3277

Tesco PLC - Holding(s) in Company

Tesco PLC
27 March 2006

SUPPL

27 March 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

Tesco PLC ('the Company') has today been notified by a letter dated 23 March 2006 that as at the close of business on 23 March 2006, FMR Corporation and Fidelity International Limited through various legal entities, had an interest in 394,781,464 Ordinary Shares of 5p each of the Company. This represents 5.02% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).




06012229

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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